CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 1 of 18 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

(Amendment No. 2)

General Communication, Inc.
(Name of Issuer)
Class A Common Stock, no par value Class B Common Stock, no par value
(Title of Class of Securities)
Class A Common Stock: 369385 10 9 Class B Common Stock: 369385 20 8
(CUSIP Number)
Scott D. Sullivan Chief Financial Officer WorldCom, Inc. 500 Clinton Center Drive Clinton, Mississippi 39056 (601) 460-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:     [  ]

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 18 Pages)

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WorldCom, Inc. 58-1521612
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Class A Common Stock: WC/OO Class B Common Stock: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION WorldCom, Inc. Georgia
NUMBER OF SHARES	7	SOLE VOTING POWER Class A Common Stock: 750,000*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Class A Common Stock: 8,384,842* Class B Common Stock: 1,275,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER Class A Common Stock: 750,000*
PERSON WITH	10	SHARED DISPOSITIVE POWER Class A Common Stock: 8,384,842* Class B Common Stock: 1,275,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 9,134,842* Class B Common Stock: 1,275,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 18.1%* Class B Common Stock: 32.7%
14	TYPE OF REPORTING PERSON* CO

*	Includes 750,000 shares of Class A Common Stock issuable upon conversion of 9,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by WorldCom directly and 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock owned by WorldCom indirectly through MCI WORLDCOM Network Services, Inc. based on a liquidation preference of $1,000 and a conversion price of $12 and 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock which vest in four equal annual installments beginning June 28, 2001.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MCI WORLDCOM Network Services, Inc. 13-2745892 (f/k/a MCI Telecommunications Corporation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Class A Common Stock: WC/OO Class B Common Stock: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION MCI WORLDCOM Network Services, Inc. Delaware (f/k/a MCI Telecommunications Corporation)
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Class A Common Stock: 8,384,842** Class B Common Stock: 1,275,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER Class A Common Stock: 8,384,842** Class B Common Stock: 1,275,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 8,384,842** Class B Common Stock: 1,275,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 16.9%** Class B Common Stock: 32.7%
14	TYPE OF REPORTING PERSON* CO

**	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock based on a liquidation preference of $1,000 and a conversion price of $12 and 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock which vest in four equal annual installments beginning June 28, 2001.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MCI Communications Corporation 13-2745892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* Class A Common Stock: WC/OO Class B Common Stock: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION MCI Communications Corporation Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER None
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Class A Common Stock: 8,384,842*** Class B Common Stock: 1,275,791
EACH REPORTING	9	SOLE DISPOSITIVE POWER None
PERSON WITH	10	SHARED DISPOSITIVE POWER Class A Common Stock: 8,384,842*** Class B Common Stock: 1,275,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock: 8,384,842*** Class B Common Stock: 1,275,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Common Stock: 16.9%*** Class B Common Stock: 32.7%
14	TYPE OF REPORTING PERSON* CO

***	Includes 83,333 shares of Class A Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Redeemable Accreting Preferred Stock based on a liquidation preference of $1,000 and a conversion price of $12 and 50,000 shares of Class A Common Stock issuable upon exercise of options to purchase Class A Common Stock which vest in four equal annual installments beginning June 28, 2001.

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Preliminary Statement:

        This Amendment No. 2 amends and restates in its entirety the Schedule 13D (the "Schedule 13D") dated May 24, 1993, as amended by Amendment No. 1 dated November 20, 1996 (as so amended, this "Schedule").

Item 1 Security and Issuer.

        This Schedule relates to the Class A Common Stock, no par value (“Class A Stock”), and the Class B Common Stock, no par value (“Class B Stock”) of General Communication, Inc., an Alaska corporation (the “Issuer”), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 2 Identity and Background.

        WorldCom, Inc. (“WorldCom”) is a Georgia corporation. The principal business of it and its subsidiaries is communications services. In September 1998, WorldCom acquired MCI Communications Corporation, a Delaware corporation (“MCI”), pursuant to the merger (the “Merger”) of MCI with and into a wholly owned subsidiary of WorldCom. Upon consummation of the Merger, the acquisition subsidiary was renamed MCI Communications Corporation (“MCIC”) which became a wholly owned subsidiary of WorldCom. MCIC and MCI WORLDCOM Network Services, Inc. (f/k/a MCI Telecommunications Corporation), a Delaware corporation (“Network Services” and together with WorldCom and MCIC, the “Reporting Persons”), are direct and indirect, wholly-owned subsidiaries of WorldCom, respectively. The principal business and principal office of each Reporting Person are located at 500 Clinton Center Drive, Clinton, Mississippi 39056.

        During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers of any of the Reporting Persons, has had any criminal convictions, and none has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Certain information pertaining to executive officers and directors of each Reporting Person is set forth on Appendix A attached hereto and incorporated herein by reference.

Item 3 Source and Amount of Funds or Other Consideration.

        On May 14, 1993, Network Services purchased 6,251,509 shares of Class A Stock and the 1,275,791 shares of Class B Stock pursuant to the Stock Purchase Agreement, dated March 31, 1993 (the “Stock Purchase Agreement”), between the Issuer and Network Services, a copy of which is filed as Exhibit 1 to the Schedule 13D and incorporated herein by reference, for an aggregate purchase price of $13,280,000. The funds for the purchases were provided from the general working capital of Network Services.

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        On October 31, 1996, Network Services purchased 2,000,000 shares of Class A Stock (the “Additional Class A Stock”) pursuant to the Stock Purchase Agreement (the “1996 Stock Purchase Agreement”), dated as of September 13, 1996, by and between the Issuer and Network Services, a copy of which is filed as Exhibit 5 to this Schedule and incorporated herein by reference. The aggregate purchase price for the Additional Class A Stock was $13,000,000 in cash, which was provided from the general working capital of Network Services.

        On June 30, 2001 the Issuer completed the acquisition of WorldCom’s 85% controlling interest in Kanas Telecom, Inc. (“Kanas”), which owns the 800-mile fiber optic cable system that extends from Prudhoe Bay, Alaska to Valdez, Alaska via Fairbanks. In connection with the acquisition, the Issuer issued to WorldCom and Network Services shares of Series C Convertible Redeemable Accreting Preferred Stock (“Series C Preferred Stock”) valued at $10,000,000, consisting of 9,000 and 1,000 shares of Series C Preferred Stock, respectively.

        The Series C Preferred Stock is convertible into a number of shares of the Issuer’s Class A Stock equal to the liquidation preference divided by the conversion price. As of June 30, 2001, the liquidation preference was $1,000 per share of Series C Preferred Stock and the conversion price was $12. The Series C Preferred Stock is non-voting, and pays a 6% per annum quarterly cash dividend. The Issuer may redeem the Series C Preferred Stock at any time in whole but not in part. Mandatory redemption is required at any time after the fourth anniversary date at the option of holders of 80% of the outstanding shares of the Series C Preferred Stock. The redemption price is $1,000 per share plus the amount of all accrued and unpaid dividends, whether earned or declared, through the redemption date. In the event of the liquidation of the Issuer, the holders of Series C Preferred Stock are entitled receive an amount equal to the redemption price before any distribution or payment is made upon junior securities. The redemption amount on June 30, 2001 was $10,000,000.

        The foregoing is only a summary of certain terms and conditions of the acquisition of, and the provisions of, the Series C Preferred Stock and is qualified in its entirety by reference to the Agreement for the Purchase and Sale of a Controlling Interest of Kanas (the “Purchase Agreement”) and the Statement of Stock Designation filed as exhibits to this Schedule, which agreements are incorporated by reference herein.

        In June 2000, the Issuer made option grants to certain directors or to the company for which each may have been employed. The option grants to Ronald R. Beaumont and Stephen R. Mooney were made to WorldCom Ventures, Inc., a wholly owned indirect subsidiary of WorldCom. Each option was for 25,000 shares of Class A Stock with an exercise price of $7.50 per share. The options vest in four equal annual installments and expire if not exercised within ten years of their grant.

Item 4 Purpose of Transaction.

        The Issuer continues to have significant business relationships with WorldCom, including the following:

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  Under the WorldCom Traffic Carriage Agreement, the Issuer agrees to terminate all Alaska-bound WorldCom long distance traffic and WorldCom agrees to terminate all of the Issuer’s long distance traffic terminating in every state outside of Alaska except Washington, Oregon and Hawaii;
  WorldCom licenses certain service marks to the Issuer for use in Alaska;
  WorldCom has purchased certain service marks of the Issuer; and
  The parties agree to share some communications network resources and various marketing, engineering and operating resources.

        The Issuer handles WorldCom’s 800 traffic originating in Alaska and terminating in another state and handles traffic for WorldCom’s calling card customers when they are in Alaska, while WorldCom originates calls for the Issuer’s calling card customers when they are in any state outside of Alaska.

        Revenues of the Issuer attributed to WorldCom in 2000 and 1999, and MCI in 1998 totaled $53.1 million, $43.7 million and $39.5 million, or 18.1%, 15.6% and 16.0% of total revenues of the Issuer, respectively. In conjunction with the purchase of Kanas, the Issuer negotiated a contract amendment to the carrier agreement with WorldCom in March 2001. The amendment extends the contract term for five years to March 2006 and reduces the rate to be charged by the Issuer for certain WorldCom traffic over the extended term of the contract.

        Pursuant to the Voting Agreement described in Item 6 below (the “Voting Agreement”), the Reporting Persons have nominated two individuals who are currently serving as directors of the Issuer.

        The shares of Class A Stock, Class B Stock and Series C Preferred Stock were acquired for investment purposes. While the Reporting Persons have no present intention of acquiring or influencing control of the Issuer, except as described in Items 4 and 6, they intend to monitor their investments in the Issuer and take actions consistent with their best interests. Subject to market conditions and other factors, the Reporting Persons are exploring opportunites to sell all or a portion of the shares including, without limitation, in privately negotiated or open market transactions, pursuant to a registration statement filed under the Securities Act of 1933, through their registration rights described in Item 6, pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. This Schedule does not constitute an offer to sell, or a solicitation of an offer to buy, any such shares. Any shares sold in a private placement transaction would not be registered under the Securities Act, and such shares in such case may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any transaction involving a public offering would only be made by means of a prospectus, and would be subject to a registration statement being filed and declared effective.

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Item 5 Interest in Securities of the Issuer.

        Network Services and MCIC presently own beneficially 8,384,842 shares of Class A Stock and 1,275,791 shares of Class B Stock as of July 30, 2001, approximately 16.9% of the presently outstanding shares of Class A Stock and 32.7% of the presently outstanding shares of Class B Stock, based upon a total of 49,625,647 outstanding shares of Class A Stock and 3,893,583 outstanding shares of Class B Stock as of July 30, 2001, as represented by the Issuer in its Form 10-Q for the Quarterly Period Ended June 30, 2001. Included in these shares are 50,000 shares of Class A Stock issuable upon exercise of options with an exercise price of $7.50 per share which vest in four equal annual installments beginning June 28, 2001 held by WorldCom Ventures, Inc., a wholly owned subsidiary of Network Services.

        WorldCom presently owns beneficially 9,134,842 shares of Class A Stock and 1,275,791 shares of Class B Stock as of July 30, 2001, approximately 18.1% of the presently outstanding shares of Class A Stock and 32.7% of the presently outstanding shares of Class B Stock, based upon a total of 49,625,647 outstanding shares of Class A Stock and 3,893,583 outstanding shares of Class B Stock as of July 30, 2001, as represented by the Issuer in its Form 10-Q for the Quarterly Period Ended June 30, 2001.

        Network Services, MCIC (through Network Services) and WorldCom (through MCIC) have the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by Network Services.

        Additionally, WorldCom presently owns beneficially 750,000 shares of Class A Stock issuable upon conversion of the Series C Preferred Stock. WorldCom has the power to vote or direct the vote and the power to dispose or to direct the disposition of the securities of the Issuer owned by WorldCom.

        To the best of the knowledge of the Reporting Persons, none of the executive officers and directors of any of the Reporting Persons listed in Appendix A of this Schedule is a beneficial owner of shares of Class A Stock or Class B Stock.

        Except as described in Appendix B or elsewhere in this Schedule, no Reporting Person or, to the best of the knowledge of the Reporting Persons, any of the executive officers or directors of any of the Reporting Persons, has effected any transactions in Class A Stock or Class B Stock in the past 60 days.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Voting Agreement

        Two officers or employees of WorldCom serve as directors of the Issuer pursuant to a Voting Agreement. The Voting Agreement provided that each party to the agreement must vote the party’s Issuer common stock for the nominees of the other parties in the election of directors to the board of directors of the Issuer and on other matters to which the parties unanimously agree. As of the April 10, 2001, the parties to the Voting Agreement and the number of directors which each party could nominate under these terms were as follows:

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  two directors nominated by WorldCom;
  one director nominated by Mr. Duncan; and
  one director nominated by Mr. Walp.

        Pursuant to the Voting Agreement, WorldCom, or Network Services, nominated Ronald R. Beaumont and Stephen R. Mooney to serve as directors of the Issuer. Under its terms, the Voting Agreement continued until the earlier of completion of the annual shareholder meeting of the Issuer in June 2001 or until there is only one party to the Voting Agreement. The annual meeting of the Issuer was held in June 2001 and the Voting Agreement is no longer in effect.

Registration Rights Agreement

        The Issuer is a party to an amended and restated registration rights agreements (“Amended and Restated Registration Rights Agreement”) with Network Services and WorldCom regarding Class A Stock, Class B Stock and Series C Preferred Stock pursuant to which the Issuer is required to effect no more than four registrations at the request of a holder, with each request to cover Registerable Shares (as defined below) having an aggregate market value of at least $1.5 million. The basic terms of the Amended and Restated Registration Rights Agreement are as follows:

        If the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (“Securities Act”) for its own account or for the account of other shareholders, the Issuer must notify all of the holders under the Amended and Restated Registration Rights Agreement of the Issuer’s intent to register such common stock. In addition, the Issuer must allow the holders an opportunity to include their shares (“Registerable Shares”) in that registration.

        Each holder also has the right, under certain circumstances, to require the Issuer to register all or any portion of such holder’s Registerable Shares under the Securities Act. The Amended and Restated Registration Rights Agreement is subject to certain limitations and restrictions including the right of the Issuer to limit the number of Registerable Shares included in the registration. Generally, the Issuer is required to pay all registration expenses in connection with each registration of Registerable Shares pursuant to the Amended and Restated Registration Rights Agreement.

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        The Amended and Restated Registration Rights Agreement supersedes and replaces the Registration Rights Agreement dated March 31, 1993, and the Registration Rights Agreement dated October 31, 1996.

        The foregoing is only a summary of certain terms and conditions of the Voting Agreement, the Amended and Restated Registration Rights Agreement, the Stock Purchase Agreement, the 1996 Stock Purchase Agreement, the Purchase Agreement and the Series C Preferred Stock and is qualified in its entirety by reference to the Voting Agreement, the Amended and Restated Registration Rights Agreement, Purchase Agreement and Statement of Stock Designation filed as exhibits to this Schedule, which agreements are incorporated by reference herein.

        Except as set forth in response to Item 3, Item 4 and this Item 6, none of the Reporting Persons, nor, to the best of the knowledge of any of the Reporting Persons, any person named in Appendix A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits.

        Attached hereto or incorporated herein as exhibits are the following documents:

1. Stock Purchase Agreement, dated as of March 31, 1993, between the Issuer and Network Services. (Incorporated by reference to Exhibit 1 to Schedule 13D dated May 24, 1993.)

2. Form of Voting Agreement, dated March 31, 1993, by and between Network Services, Ronald A. Duncan, Robert M. Walp, and WestMarc Communications, Inc. (Incorporated by reference to Exhibit 2 to Schedule 13D dated May 24, 1993.)

3. Registration Rights Agreement, dated March 31, 1993, between the Issuer and Network Services. (Incorporated by reference to Exhibit 3 to Schedule 13D dated May 24, 1993.)

4. Joint Filing Agreement, dated November 9, 2001, among MCIC, Network Services and WorldCom.

5. Stock Purchase Agreement, dated as of September 13, 1996, by and between Network Services and Issuer. (Incorporated by reference to Exhibit 5 to Schedule 13D dated November 20, 1996.)

6. Voting Agreement, dated as of October 31, 1996, by and between Network Services, TCI GCI, Inc., Prime II Management, L.P., Ronald Duncan and Robert M. Walp. (Incorporated by reference to Exhibit 6 to Schedule 13D dated November 20, 1996.)

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7. Registration Rights Agreement, dated as of October 31, 1996, between the Issuer and Network Services. (Incorporated by reference to Exhibit 7 to Schedule 13D dated November 20, 1996.)

8. Agreement for the Purchase and Sale of a Controlling Interest of Kanas Telecom, Inc., dated as of February 21, 2001, by and among the Issuer, Network Services and WorldCom.

9. Statement of Stock Designation regarding Series C Preferred Stock.

10. Amended and Restated Registration Rights Agreement, dated as of June 30, 2001, by and among the Issuer, Network Services and WorldCom.

11. Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons.

12. Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2001

WORLDCOM, INC.
By:	/s/ Scott D. Sullivan
Name:	Scott D. Sullivan
Title:	Chief Financial Officer
MCI WORLDCOM Network Services, INC.
By:	/s/ Scott D. Sullivan
Name:	Scott D. Sullivan
Title:	Chief Financial Officer
MCI Communications Corporation, INC.
By:	/s/ Scott D. Sullivan
Name:	Scott D. Sullivan
Title:	Chief Financial Officer

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Appendix A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
OFFICERS OF WORLDCOM, INC., MCI WORLDCOM NETWORK SERVICES, INC. AND
MCI COMMUNICATIONS CORPORATION

        Part I. Directors and Executive Officers of WorldCom, Inc. (“WorldCom”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of WorldCom. The principal address of WorldCom and, unless otherwise indicated below, the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual’s name refers to employment with WorldCom.

Name and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
CLIFFORD l. ALEXANDER, JR. Alexander & Associates, Inc. 400 C. Street, N.E. Washington, D.C. 20002 U.S.A.

Mr. Alexander has been a director of WorldCom since the merger with MCI on September 14, 1998. Mr. Alexander has been President of Alexander & Associates, Inc., management consultants, since 1981. Mr. Alexander was Chairman and Chief Executive Officer of The Dun & Bradstreet Corporation, a provider of business-to-business credit, marketing and purchasing information and commercial receivables management services, from October 1999 through October 2000. Mr. Alexander is also Chairman of Moody's Corporation and a director of Dreyfus 3rd Century Fund, Dreyfus General Family of Funds, Mutual of America Life Insurance Company, American Home Products Corporation and IMS Health Incorporated.
James C. Allen 3023 Club Drive Destin, FL 32541 U.S.A.

Mr. Allen has been a director of WorldCom since March 1998. Mr. Allen is currently an investment director and member of the general partner of Meritage Private Equity Fund, a venture capital fund specializing in the telecommunications industry. Mr. Allen is the former Vice Chairman and Chief Executive Officer of Brooks Fiber Properties where he served in such capacities from 1993 until its merger with WorldCom in January 1998. Mr. Allen served as President and Chief Operating Officer of Brooks Telecommunications Corporation, a founder of Brooks Fiber Properties, from April 1993 until it was merged with Brooks Fiber Properties in January 1996. Mr. Allen serves as a director of Completel LLC, Xspedius, Inc., David Lipscomb University and Family Dynamics Institute.
JUDITH AREEN Georgetown University Law Center 600 New Jersey Avenue, N.W. Washington, D.C. 20001 U.S.A.

Ms. Areen has been a director of WorldCom since the MCI merger. Ms. Areen has been Executive Vice President for Law Center Affairs and Dean of the Law Center, Georgetown University, since 1989. She has been a Professor of Law, Georgetown University, since 1976. U.S.A.

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Name and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
CARL J. AYCOCK 123 South Railroad Avenue Brookhaven, MS 39601 U.S.A.

Mr. Aycock has been a director of WorldCom since 1983. Mr. Aycock served as Secretary of WorldCom from 1987 to 1995 and was the Secretary and Chief Financial Officer of Master Corporation, a motel management and ownership company, from 1989 until 1992. Subsequent to 1992, Mr. Aycock has been self employed as a financial administrator.
Ronald R. Beaumont 1950 Stemmons Freeway Dallas, TX 75207

Mr. Beaumont has been Chief Operating Officer of the WorldCom group since December 2000. From 1998 to December 2000 Mr. Beaumont served as the President and Chief Executive Officer of WorldCom's Operations and Technology unit. From December 1996 to 1998, Mr. Beaumont was President of WorldCom Network Services, a subsidiary of WorldCom. Prior to December 1996, Mr. Beaumont was President and Chief Executive Officer of a subsidiary of MFS Communications.
MAX E. BOBBITT 100 Beachview Drive Pent House North Vero Beach, FL 32963 U.S.A.

Mr. Bobbitt has been a director of WorldCom since 1992. Mr. Bobbitt is currently a director of Verso Technologies, Inc., and Metromedia China Corporation. From July 1998 to the present, Mr. Bobbitt has been a telecommunications consultant. From March 1997 until July 1998, Mr. Bobbitt served as President and Chief Executive Officer of Metromedia China Corporation. From January 1996 until March 1997, Mr. Bobbitt was President and Chief Executive Officer of Asian American Telecommunications Corporation, which was acquired by Metromedia China Corporation in February 1997.
BERNARD J. EBBERS	Mr. Ebbers has been President and Chief Executive Officer of WorldCom since April 1985. Mr. Ebbers has served as a director of WorldCom since 1983.
FRANCESCO GALESI The Galesi Group 435 East 52nd Street New York, NY 10022 U.S.A.

Mr. Galesi has been a director of WorldCom since 1992. Mr. Galesi is the Chairman and Chief Executive Officer of the Galesi Group, which includes companies engaged in real estate, telecommunications and oil and gas exploration and production. Mr. Galesi serves as a director of Keystone Property Trust.
STILES A. KELLETT, JR. Kellett Investment Corporation 200 Galleria Parkway, Suite 1800 Atlanta, GA 30339 U.S.A.

Mr. Kellett has served as a director of WorldCom since 1981. Mr. Kellett has been Chairman of Kellett Investment Corp. since 1995. Mr. Kellett serves as a director of Netzee, Inc., Air2web and Virtual Bank.

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Name and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
GORDON S. MACKLIN 8212 Burning Tree Road Bethesda, MD 20817 U.S.A.

Mr. Macklin has been a director of WorldCom since the MCI merger. Mr. Macklin is currently a corporate financial advisor. From 1993 until 1998, Mr. Macklin served as Chairman of White River Corporation, an information services company. Mr. Macklin is also a director of White Mountains Insurance Group, Ltd., Overstock.com, Martek Biosciences Corporation, MedImmune, Inc., Spacehab, Inc., and director, trustee or managing general partner, as the case may be, of 48 of the investment companies in the Franklin Templeton Group of Funds. Mr. Macklin was formerly Chairman of Hambrecht and Quist Group and President of the National Association of Securities Dealers, Inc.
BERT C. ROBERTS, JR. WorldCom, Inc. 1801 Pennsylvania Avenue, N.W. Washington, D.C., 20006 U.S.A.

Mr. Roberts has been the Chairman of the Board and a director of WorldCom since the MCI merger. From 1992 until the MCI merger, Mr. Roberts served as Chairman of the Board of MCI. Mr. Roberts was Chief Executive Officer of MCI from December 1991 to November 1996. He was President and Chief Operating Officer of MCI from October 1985 to June 1992 and President of MCI Telecommunications Corporation, a subsidiary of MCI, from May 1983 to June 1992. Mr. Roberts is a director of The News Corporation Limited, Championship Auto Racing Teams, Inc., Valence Technology, Inc., and CAPCure.
JOHN W. SIDGMORE WorldCom, Inc. 22001 Loudoun County Parkway Ashburn, VA 20147 U.S.A.

Mr. Sidgmore has been the Vice Chairman of the Board and a director of WorldCom since December 1996. From December 1996 until the MCI merger, Mr. Sidgmore served as Chief Operations Officer of WorldCom. Mr. Sidgmore was President and Chief Operating Officer of MFS Communications Company, Inc. from August 1996 until December 1996. He was Chief Executive Officer of UUNET Technologies, Inc. from June 1994 until October 1998, and President of UUNET from June 1994 to August 1996 and from January 1997 to September 1997. Mr. Sidgmore is a director of MicroStrategy Incorporated.
SCOTT D. SULLIVAN	Mr. Sullivan has been a director of WorldCom since 1996. Mr. Sullivan serves as Chief Financial Officer and Secretary of WorldCom.

CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 16 of 18 Pages

        Part II. Directors and Executive Officers of MCI WORLDCOM Network Services, Inc. (“Network Services”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Network Services. The principal address of Network Services is 500 Clinton Center Drive, Clinton, MS 39056, U.S.A. The current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056. Each person listed below is a citizen of the United States. The position set forth opposite the individual’s name refers to a position with Network Services.

Name and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
BERNARD J. EBBERS	Director, President and Chief Executive Officer. (See Part I Above)
SCOTT D. SULLIVAN	Secretary, Treasurer and Chief Financial Officer. (See Part I Above)

CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 17 of 18 Pages

        Part III. Directors and Executive Officers of MCI Communications Corporation (“MCIC”). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of MCIC. The principal address of MCIC is 500 Clinton Center Drive, Clinton, MS 39056, U.S.A. The current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056. Each person listed below is a citizen of the United States. The position set forth opposite the individual’s name refers to a position with MCIC.

Name and Current Business Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
BERNARD J. EBBERS	Director, President and Chief Executive Officer. (See Part I Above)
SCOTT D. SULLIVAN	Secretary, Treasurer and Chief Financial Officer. (See Part I Above)

CUSIP No. 369385 10 9 CUSIP No. 369385 20 8	Schedule 13D	Page 18 of 18 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.	Stock Purchase Agreement, dated as of March 31, 1993, between the Issuer and Network Services. (Incorporated by reference to Exhibit 1 to Schedule 13D dated May 24, 1993.)
2.	Form of Voting Agreement, dated March 31, 1993, by and between Network Services, Ronald A. Duncan, Robert M. Walp, and WestMarc Communications, Inc. (Incorporated by reference to Exhibit 2 to Schedule 13D dated May 24, 1993.)

3.	Registration Rights Agreement, dated March 31, 1993, between the Issuer and Network Services. (Incorporated by reference to Exhibit 3 to Schedule 13D dated May 24, 1993.)
4.	Joint Filing Agreement, dated November 9, 2001, between MCIC, Network Services and WorldCom.
5.	Stock Purchase Agreement, dated as of September 13, 1996, by and between Network Services and Issuer. (Incorporated by reference to Exhibit 5 to Schedule 13D dated November 20, 1996.)
6.	Voting Agreement, dated as of October 31, 1996, by and between Network Services, TCI GCI, Inc., Prime II Management, L.P., Ronald Duncan and Robert M. Walp. (Incorporated by reference to Exhibit 6 to Schedule 13D dated November 20, 1996.)

7.	Registration Rights Agreement, dated as of October 31, 1996, between the Issuer and Network Services. (Incorporated by reference to Exhibit 7 to Schedule 13D dated November 20, 1996.)
8.	Agreement for the Purchase and Sale of a Controlling Interest of Kanas Telecom, Inc., dated as of February 21, 2001, by and among the Issuer, Network Services and WorldCom.
9.	Statement of Stock Designation regarding Series C Preferred Stock.
10.	Amended and Restated Registration Rights Agreement, dated as of June 30, 2001, by and among the Issuer, Network Services and WorldCom.
11.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons.

12.	Notice of Grant of Stock Options and Option Agreement between General Communication, Inc. and WorldCom Ventures, Inc. relating to options granted in consideration of the services of the directors nominated by the Reporting Persons.